UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Letter of Interest

On June 16, 2025, Critical Metals Corp. (the “Company”) announced that it received a non-binding letter of interest (the “LOI”) from the Export-Import Bank of the United States (“EXIM”). The LOI contemplates that EXIM could provide up to $120 million to be used by the Company to develop the Tanbreez Green Rare Earth Mine (the “Tanbreez”).

The Company currently has a 42% equity interest in Tanbreez. Critical Metals Corp plans to invest $10 million in exploration expense in Tanbreez by the end of 2025. Once the investment is completed, the Company will have the option to acquire an additional 50.5% equity interest, which would bring Critical Metal Corp.’s aggregate ownership in Tanbreez to 92.5% at such time, by issuing additional ordinary shares to Tanbreez’s current majority owner having a value equal to $116 million at such time.

The closing of the transactions contemplated by the LOI will be subject to certain terms and other closing conditions to be agreed upon by the Company and EXIM. There is no guarantee that the transactions contemplated by the LOI will occur.

Incorporation by Reference

The information contained in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-280017), Form F-3 (File No. 333-286326) and Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-278400) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release of Critical Metals Corp., dated as of June 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: June 18, 2025